                           VARCO INTERNATIONAL, INC.

                           THIRD QUARTER REPORT 1994

                              TO OUR SHAREHOLDERS

Several third quarter developments provide encouragement that our key strategies are producing increasingly positive results. Earnings were up significantly from a year ago; incoming orders remained strong; and there was evidence of a growing acceptance of our newer products. Additionally, we recently announced an acquisition that we believe expands our future growth opportunities.

     Net Income for the quarter was $3.0 million, $.09 per share, on Revenues of $54.2 million. In the third quarter of last year we earned $1.0 million, $.03 per share, on Revenues of $43.7 million.

     For the first nine months of 1994 Net Income increased to $8.3 million, $.25 per share, from $3.8 million, $.11 per share, in the comparable period of last year. Revenues were $163.1 million for the nine months, 18 per cent above the $138.2 million of a year ago. On each dollar of sales and rental revenue above the 1993 level we were able to generate 29 cents of increased pre-tax profits, a performance consistent with our management objectives.

     Incoming orders totaled $58.6 million for the third quarter, somewhat above the $57.4 million recorded in the prior three months, and considerably higher than the $50.0 million received in the third quarter of 1993.

     Two third quarter orders are of particular significance. Each results from the construction of a new drilling rig, one for an offshore platform and the other for land drilling in Europe. Each includes integrated horizontal and vertical pipe handling systems a well as a Top Drive Drilling System. In each case Varco was selected by its customer, the drilling contractor, to collaborate in the design of a drilling rig employing the latest technology. It is anticipated that these rigs will also include "TOTAL" computer based drilling information systems supplied by our M/D Totco Division, as well as products of other Varco divisions. Increasingly, our newer products - those designed to help our customers drill faster and safer at less cost - are significantly impacting our industry.

     On November 10 we announced an agreement in principle for the acquisition of Rig Technology Limited of Aberdeen, Scotland. Under the name Thule Rigtech, the company designs and sells equipment and systems used in the handling and processing of drilling fluids. It has gained a reputation for introducing technically advanced products which reduce the cost of drilling. Their strategies parallel those of Varco, and their systems offer a potential for integration with the products of other Varco divisions. Thus, we believe this acquisition offers a significant new avenue for future growth.

     With oil prices hovering in the $17-$18 per barrel range, and natural gas prices declining during the third quarter, oil companies are under continuing pressure to reduce costs. In that environment, our product offerings command significant attention.

     We are please with our recent results, but recognize that we must work even harder to achieve continued progress. The support of our shareholders, employees, customers, suppliers and friends is much appreciated.

Walter B. Reinhold                         George I. Boyadjieff

Chairman                                   President and Chief Executive Officer



November 10, 1994

                            CONDENSED CONSOLIDATED
                                BALANCE SHEETS

                                  (UNAUDITED)

(in thousands)                                    September 30,   December 31,
                                                           1994           1993
CURRENT ASSETS
CASH AND CASH EQUIVALENTS                              $ 13,694       $ 22,560
SHORT TERM INVESTMENTS                                   33,652         30,746
RECEIVABLES (NET)                                        44,658         40,239
INVENTORIES                                              57,952         51,452
OTHER                                                     9,440          7,558
- - ------------------------------------------------------------------------------
     TOTAL CURRENT ASSETS                               159,396        152,555
PROPERTY, PLANT AND EQUIPMENT AT COST,
  LESS ACCUMULATED DEPRECIATION                          51,772         49,764
COST IN EXCESS OF NET ASSETS ACQUIRED                    33,825         34,766
OTHER ASSETS                                             11,407         10,936
- - ------------------------------------------------------------------------------
TOTAL ASSETS                                           $256,400       $248,021
==============================================================================

CURRENT LIABILITIES
ACCOUNTS PAYABLE                                       $ 13,588       $ 13,818
OTHER LIABILITIES                                        22,730         25,496
CURRENT PORTION OF LONG-TERM DEBT                        10,000
- - ------------------------------------------------------------------------------
     TOTAL CURRENT LIABILITIES                           46,318         39,314
LONG-TERM DEBT                                           39,291         49,164
OTHER NON-CURRENT LIABILITIES                            10,509          6,935
- - ------------------------------------------------------------------------------
TOTAL LIABILITIES                                        96,118         95,413

SHAREHOLDERS' EQUITY
COMMON STOCK
  AND ADDITIONAL PAID-IN CAPITAL                       $125,908       $126,302
RETAINED EARNINGS                                        34,374         26,306
- - ------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                              160,282        152,608
- - ------------------------------------------------------------------------------
TOTAL LIABILTIES AND
  SHAREHOLDERS' EQUITY                                 $256,400       $248,021
==============================================================================

VARCO INTERNATIONAL, INC. AND SUBSIDIARIES

                            CONDENSED CONSOLIDATED
                             STATEMENTS OF INCOME

                                  (UNAUDITED)


(in thousands,                        Three Months                  Nine Months
except per share data)          Ended September 30,          Ended September 30,

                                1994          1993           1994           1993

REVENUES

NET SALES                    $47,666       $38,111       $144,354       $122,847

RENTAL INCOME                  5,998         5,179         17,158         14,142

OTHER INCOME                     584           402          1,569          1,174
- - --------------------------------------------------------------------------------
                              54,248        43,692        163,081        138,163
- - --------------------------------------------------------------------------------

COSTS AND EXPENSES

COST OF SALES                 30,004        25,424         92,718         81,781

COST OF RENTAL INCOME          1,858         1,486          5,286          4,274

SELLING, GENERAL AND
  ADMINISTRATIVE

  EXPENSES                    13,583        11,415         39,590         34,883

RESEARCH AND

  DEVELOPMENT COSTS            2,720         2,431          8,799          7,358

INTEREST EXPENSE               1,219         1,257          3,558          3,786
- - --------------------------------------------------------------------------------
                              49,384        42,013        149,951        132,082
- - --------------------------------------------------------------------------------
INCOME BEFORE

  INCOME TAXES                 4,864         1,679         13,130          6,081

PROVISION FOR

  INCOME TAXES                 1,856           645          4,860          2,278
- - --------------------------------------------------------------------------------
NET INCOME                   $ 3,008       $ 1,034       $  8,270       $  3,803
================================================================================
NET INCOME PER SHARE OF

  COMMON STOCK               $   .09       $   .03       $    .25       $    .11
================================================================================
SHARES USED TO CALCULATE

  EARNINGS PER SHARE          33,546        33,484         33,527         33,412
================================================================================

Note:
These statements are condensed and do not contain disclosures required by generally accepted accounting principles. Reference should be made to the financial statements contained in the Annual Report to Shareholders for the year ended December 31, 1993.





VARCO INTERNATIONAL INC. AND SUBSIDIARIES

                            CONDENSED CONSOLIDATED
                           STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)


(in thousands)                                  Nine Months Ended September 30,
                                                           1994            1993

OPERATING ACTIVITIES
NET INCOME                                              $ 8,270         $ 3,803
DEPRECIATION AND AMORTIZATION                             8,126           8,044
INCREASE (DECREASE) IN OPERATING
  CASH FLOWS:
    RECEIVABLES                                          (4,419)          9,928
    INVENTORIES                                          (6,500)          6,777
    ACCOUNTS PAYABLE                                       (230)         (1,800)
    INTEREST PAYABLE                                      1,123           1,113
    OTHER                                                (2,566)          5,528
- - -------------------------------------------------------------------------------
      NET CASH FROM
        OPERATING ACTIVITIES                              3,804          33,393
- - -------------------------------------------------------------------------------

INVESTING ACTIVITIES
  SHORT TERM INVESTMENTS                                 (2,906)        (22,421)
  EQUIPMENT PURCHASES                                    (8,457)         (1,906)
  PROCEEDS FROM EQUIPMENT SALES                             112             653
  ACQUISITION COSTS                                        (352)         (4,920)
- - -------------------------------------------------------------------------------
    NET CASH (USED IN)
      INVESTING ACTIVITIES                              (11,603)        (28,594)
- - -------------------------------------------------------------------------------

FINANCING ACTIVITIES
  REPURCHASE OF COMMON STOCK                             (1,067)
  PRINCIPAL PAYMENTS ON DEBT                                             (2,055)
  OTHER                                                                    (157)
- - -------------------------------------------------------------------------------
        NET CASH (USED IN)
          FINANCING ACTIVITIES                           (1,067)         (2,212)
- - -------------------------------------------------------------------------------
NET CHANGE IN CASH AND
  CASH EQUIVALENTS                                       (8,866)          2,587
- - -------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT
  BEGINNING OF YEAR                                      22,560          26,921
- - -------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT
  END OF QUARTER                                        $13,694         $29,508
===============================================================================

VARCO INTERNATIONAL, INC. AND SUBSIDIARIES

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                                AND RESULTS OF OPERATIONS

GENERAL INDUSTRY CONDITIONS
Worldwide drilling activity, as measured by the average number of active drilling rigs, increased in the first nine months of 1994 to an average of approximately 1,740 from an average of approximately 1,660 during the same period in 1993. This increase is due primarily to an increase of approximately 13% in North American drilling activity to an average of approximately 1,007 rigs. The international component of active drilling rigs declined to an average of approximately 733 in the first nine months as compared to 771 in the first nine months of 1993. Offshore drilling is down slightly year-to-year, as a gain in the Gulf of Mexico was offset by declines in other areas of the world. The average number of worldwide active drilling rigs for the years 1993, 1992, and 1991 were 1,711, 1,674, and 1,888, respectively.

ACQUISITIONS
On August 17, 1993 the Company acquired all of the outstanding Common Stock of Metrox, Inc. for cash consideration of approximately $4.0 million. Metrox designed and manufactured instrumentation used in the oil and gas industry, as well as in general commercial and industrial applications. Metrox has been combined with, and is reported within, the Company's Martin-Decker/TOTCO Instrumentation Division.

     On November 10, 1994 the Company announced an agreement in principle for the acquisition of Rig Technology Limited of Aberdeen, Scotland for cash consideration of approximately $9.5 million. Under the name Thule Rigtech, the company designs and sells equipment and systems used in the handling and processing of drilling fluids.

RESULTS OF OPERATIONS
Set forth below are the net orders and revenues for the Company's four operating divisions:

                         Three months ended    Nine months ended
                              September 30,        September 30,
                              1994     1993       1994      1993

NET ORDERS
VARCO DRILLING SYSTEMS     $26,631  $13,130    $62,649   $34,763
VARCO BJ OIL TOOLS           9,116    9,503     31,868    27,298
MARTIN-DECKER/TOTCO
  INSTRUMENTATION           13,032   12,900     38,699    33,154
SHAFFER                      9,838   14,425     35,174    34,126
- - ----------------------------------------------------------------
TOTAL                      $58,617  $49,958   $168,390  $129,341
================================================================
REVENUES
VARCO DRILLING SYSTEMS     $17,037  $12,709   $ 54,481  $ 38,944
VARCO BJ OIL TOOLS          10,095    9,344     30,880    30,453
MARTIN-DECKER/TOTCO
  INSTRUMENTATION           13,681   11,464     39,364    32,271
SHAFFER                     12,851    9,773     36,787    35,321
- - ----------------------------------------------------------------
TOTAL                      $53,664  $43,290   $161,512  $136,989
================================================================

The increase in orders for Varco Drilling Systems is primarily due to Top Drive Drilling Systems orders. Orders for Top Drive Drilling Systems for the third quarter and the first nine months of 1994 were 12 and 32 units, respectively. For the same periods of 1993 orders were 7 and 14 units, respectively. In addition, orders increased due to third quarter racking and pipe handling systems orders and to improved spare parts and service business. During the third quarter of 1994 Drilling Systems received orders totaling approximately $5.4 million for racking and pipe handling systems. No such orders were received in the third quarter of 1993 and less than $1.0 million was received in the first two quarters of 1993.

     Drilling Systems' increase in revenues is also primarily from the shipment of Top Drive Drilling Systems. In the third quarter and first nine months of 1994 revenue from Top Drive shipments were $9.3 million and $28.4 million, respectively. This compares to revenue of $7.0 million and $16.3 million for the same periods of 1993. Drilling Systems' parts and service business has also increased during these periods, an approximate $3.4 million increase in the first nine months of 1994 as compared to the same period in 1993 and by approximately $1.3 million for the third quarter of 1994 over the third quarter of 1993.

     The increase in orders for Varco BJ Oil Tools during the first nine months of 1994 as compared to the same period of 1993 is primarily due to the receipt of a large order from Russia in the first quarter of 1994; to the receipt of large orders from Latin America during the second quarter of 1994 and to the improved general industry conditions as evidenced by the increased worldwide drilling activity. Revenues for Oil Tools were flat year to year as a result of a larger backlog of unshipped orders at the beginning of 1993 as compared to the beginning backlog of 1994.

     The increase in orders and revenues for Martin-Decker/TOTCO Instrumentation is primarily due to new product sales, the Metrox acquisition and to increased drilling activity. The increase in Instrumentation's revenues in the first nine months 1994 as compared to the same period 1993 is comprised of increased product sales of approximately $5.0 million and increased North American rental revenue of approximately $2.1 million. The increase in product sales is due to increased revenue from the TOTAL System products and to increased revenue from Metrox products of $2.3 million due to their inclusion for the full nine months. The increased rental revenue is due to increased rentals of TOTAL Systems and to increased drilling activity. The North American average active rig count for the first nine months of 1994 was approximately 1,007 as compared to approximately 889 for the same period last year.

     The increase in drilling activity in 1994 has resulted in a small increase in spare parts, service and repair orders and revenues for Shaffer. In addition, Shaffer's business is subject to the periodic receipt of large orders for blowout preventors ("BOP's"). During the third quarter of 1993 two such orders were received; no such orders were received in the third quarter of 1994.

     At September 30, 1994 the Company's backlog of unshipped orders was approximately $39.2 million as compared to $32.3 million at December 31, 1993. In accordance with industry practice, orders and commit-ments generally are cancelable by customers at any time. The Company believes that most of the backlog will be shipped by December 31, 1994.

     Gross margin (net sales and rental income less costs of sales and rental income) as a percentage of net sales and rental income for the first nine months of 1994 was 39.3%. This compares to a gross margin of 37.2% for the same period in 1993. Gross margin for the third quarter 1993 improved to 40.6% from 37.8% in the third quarter 1993. These improvements are due to increased utilization of the Company's manufacturing facilities. The Company estimates that based upon direct labor hours its manufacturing facilities were approximately 75% utilized in each of the first three quarters of 1994 as compared to only 50%; 60% and 60% utilization during the first; second and third quarters of 1993, respectively. The effect of this higher utilization has been to increase the percentage of manufacturing expenses allocated to inventory and decrease expenses charged directly to cost of sales, thereby contributing to an increase in gross margins.

     The Company believes that new product development is a significant factor for the future of the Company. During the first nine months of 1994 the Company spent $8.8 million or 5.4% of revenues on new product development. This compares to $7.4 million or 5.3% of revenues during the same period in 1993.

     As a percent of revenues, selling, general and administrative expenses were down slightly year-to-year. For the first nine months of 1994 this percent was 24.3% and it was 25.0% for the third quarter of 1994. As a percent of revenues, selling, general and administrative expenses were 25.2% and 26.1% for the first nine months and third quarter of 1993, respectively.

     Overall Company employment at September 30, 1994 was 1,390 (including 203 temporary employees) which compares to 1,217 (including 160 temporary employees) a year ago. Most of the increase is in manufacturing and sales.

     In the first quarter of 1994 the Company adopted Financial Accounting Standards Board Statement No. 115 "Accounting for Certain Investments in Debt and Equity Securities." The effect of this adoption did not have a material impact on the financial statements of the Company.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 1994 the Company had cash and cash equivalents and short term investments of $47.3 million as compared to $53.3 million at December 31, 1993. This decline was primarily due to increases in accounts receivable and inventory.

     In July 1992 the Company sold $50.0 million aggregate principal amount of its 8.95% Senior Notes Due June 30, 1999 (the "Senior Notes") to a group of ten institutional investors pursuant to a Note Agreement dated as of July 1, 1992 (the "Note Agreement"). The principal of the Senior Notes is payable in five equal annual installments commencing on June 30, 1995. The Notes include a yield maintenance prepayment penalty if any principal is repaid prior to the installment due date. Had the entire outstanding principal amount been prepaid at September 30, 1994 the prepayment penalty would have been approximately $2.1 million.

     On February 25, 1993 the Company entered into an unsecured revolving credit agreement with Citicorp USA, Inc. and Citibank, N.A. (the "Credit Agreement"). The Credit Agreement currently provides for advances and letters of credit of up to $10 million each, subject to reduction in certain events. At September 30, 1994 there were no advances outstanding and $3.5 million in letters of credit outstanding under this facility.

     Both the Note Agreement and the Credit Agreement restrict the payment of dividends (other than dividends payable solely in shares of Common Stock) on, and repurchases of, Common Stock. Under the terms of the Credit Agreement, which is generally the more restrictive of these, the amount available for the payment of dividends on, and repurchases of, Common Stock is limited to 25% of the Company's consolidated net income arising after January 1, 1992, computed on a cumulative basis. In addition, pursuant to an amendment to the Credit Agreement entered into in May 1994, the Company may repurchase at any time prior to December 31, 1995 not in excess of one million shares of its Common Stock for an aggregate cost not exceeding $6 million. The Company may also purchase or otherwise acquire shares of Common Stock from the proceeds of the substantially concurrent sale of shares of Common Stock.

     On May 26, 1994 the Company announced that its Board of Directors authorized the repurchase of up to one million shares of the Company's Common Stock for an aggregate purchase price not exceeding $6 million. Subsequent to that date the Company has repurchased on the open market 168,200 shares of its Common Stock at an average price of approximately $6.30 per share.

     At September 30, 1994 the Company's working capital was $113.1 million as compared to $113.2 million at December 31, 1993 and its current ratio was 3.4 to
1.0 as compared to 3.9 to 1.0 at December 31, 1993. Long-term debt as a percent of total capitalization was 20% at September 30, 1994 as compared to 24% at December 31, 1993. The decrease in the foregoing ratio and percentage is due to the reclassification from long-term to current of the principal payment on the Senior Notes due June 30, 1995.

     At September 30, 1994 the Company had net deferred tax assets of approximately $8.1 million. The Company believes that current levels of pre-tax income are sufficient to realize the deferred tax assets in the future.

     The Company's capital expenditures during the first nine months of 1994 were $8.5 million as compared to $4.0 million of all of 1993. The Company's current plans for capital expenditures in 1994 are approximately $9.7 million. The Company believes its September 30, 1994 cash and cash equivalents and short term investments will be sufficient for the acquisition of Rig Technology Limited and to meet its capital expenditures and operating cash needs for 1994 and 1995.

INVESTOR CONTACT

Richard A. Kertson
Vice President-Finance
Varco International, Inc.
743 North Eckhoff Street
Orange, California 92668
Tel (714) 978-1900
Fax (714) 937-5029                                               [LOGO]